August 29, 2012

Stephanie J. Ciboroski
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V. Registration Statement on Form F-1 Filed August 17, 2012 File No. 333-183409

Dear Ms. Ciboroski:

By letter dated August 24, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (the “Registration Statement”) of Santander Mexico Financial Group, S.A.B. de C.V. (the “Company”) relating to a proposed offering in the United States of the Company’s American Depositary Shares (the “ADS”) representing Series B shares. We are submitting herewith Amendment No. 1 to the Registration Statement marked to show changes from the Registration Statement filed via EDGAR on August 17, 2012 and our responses to your comments as indicated below for review by the Staff.  In addition, we are filing the draft Amendment No. 1 to the Registration Statement concurrently via EDGAR.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement filed via EDGAR and submitted for review to the Staff on August 17, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Please also note that we have not yet determined the number of ADSs we propose to offer. We will disclose this information and, where required, information reflecting

Stephanie J. Ciboroski
Securities and Exchange Commission

anticipated pricing, in the preliminary prospectus containing all non-Rule 430A information that we will file publicly with the SEC.

Registration Statement on Form F-1

Prospectus Summary, page 1

Continuous expansion of the middle class, page 4

1.
We note your response to the first bullet of prior comment 3 and the information that you have provided in support of your statements. Since you are unable to provide more current information than data from 2006 for the statements made in this section and data from 2010 for the statements made on page 137, please delete the references to “continuous” growth and indicate the time periods to which you are referring.

In response to the Staff’s comment, we have revised our disclosure on pages 4 and 133 of the Registration Statement to delete references to “continuous” growth and to indicate the time periods to which we are referring.

Efficient and business-oriented operational platform, page 4

2.
We note your revisions to this section. Please disclose the peer group with which you have compared your efficiency ratio. Please also explain how you concluded that your “operational platform efficiently combines modern business-oriented IT, [y]our multichannel distribution strategy and well-developed customer relationship management tools…” as a result of comparing your efficiency ratio with other financial groups.

In response to the Staff’s comment, we have revised our disclosure on pages 4 and 138 of the Registration Statement to disclose the peer group with which we have compared our efficiency ratio.  The statement quoted by the staff is a factual description of the principal elements of our operational platform.  We believe that the statement’s conclusion that these elements are combined efficiently is borne out by our efficiency ratio relative to that of our peers.

Strong and sustainable funding and capitalization profile, page 5

3.
We note your response to the third bullet of prior comment 3 and your disclosure on page 179, which indicates that your Tier 1 capital ratio is at or near the median of your peer group. Please add balancing disclosure to clarify and provide context to your statement that your capitalization levels are “attractive.”

Stephanie J. Ciboroski
Securities and Exchange Commission

In response to the Staff’s comment, we have clarified our disclosure on pages 5 and 139 of the Registration Statement by adding balancing disclosure to clarify and provide context to our statement that our capitalization levels are “attractive.”  We have also made a correction to clarify that the Tier 1 capital disclosures relate to our bank and our competitor banks in Mexico rather than to our holding company and other holding companies, as the Tier 1 regulatory capital requirements apply at the bank rather than the holding company level.

Our Corporate Structure, page 8

4.
Refer to your response to prior comment 6. In order to increase the transparency of your disclosure, please expand your discussion here and on page 146 to disclose the factors driving the significant difference between total shareholders’ equity for your three subsidiaries and total shareholders’ equity in your June 30, 2012 condensed consolidated financial statements reported in accordance with IFRS.

We respectfully inform the Staff that we have corrected the amounts of shareholders’ equity for our three subsidiaries as of June 30, 2012 in the charts on pages 8 and 142 of the Registration Statement. We advise the Staff that the aggregate shareholders’ equity of these subsidiaries was greater than 100% as of June 30, 2012 because the consolidated shareholders’ equity of the Company was equal to the aggregate shareholders’ equity of these subsidiaries less the amount of dividends declared with respect to 2012 plus other effects (net), as shown below:

	(Millions of Pesos)

Shareholder’s equity of our three subsidiaries	Ps.	100,243
Less:
Dividends declared on May 14, 2012		(3,000)
Plus:
Other effects (net)		413
Consolidated Shareholder’s equity of Grupo Financiero Santander Mexico as of June 30, 2012	Ps.	97,656

We generally declare dividends with respect to the profits generated in a particular year, reducing the amount of accumulated reserves and recording an account payable to the shareholders. On May 14, 2012, we declared a dividend in an amount of Ps.3,000 million with respect to 2012 and such dividend will be paid in September 2012. In response to the Staff’s comment, we have added footnote (1) to the charts on pages 8 and 142 to describe this fact.

Stephanie J. Ciboroski
Securities and Exchange Commission

Gestión Santander, page 9

5.	Please expand your disclosure to address the following.

•	Explain what you mean when you say that your Board of Directors “resolved to consider” the divestiture.

•	Disclose the intended timing of the global internal reorganization.

In response to the Staff’s comment, we have corrected our disclosure to state that our Board of Directors has resolved to sell our asset management business as part of a global internal reorganization to centralize the Santander Group’s asset management business. Such sale is authorized to occur only at a price determined by a third party to be fair and upon satisfaction of certain other conditions. Discussions relating to the transfer and sale, including relating to price, are ongoing. As such, there is currently no specific timing for the global internal reorganization.  We have expanded our disclosure on pages 9 and 143 of the Registration Statement to reflect the foregoing.

Our Parent may be required to post Series F shares…, page 38

6.	Please revise the caption and the risk factor to clarify that it may be applicable to Series B shares, including shares and ADSs purchased in this offering.

In response to the Staff’s comment, we have clarified the caption and the risk factor on page 37 of the Registration Statement to disclose that Series B shares, in addition to Series F shares, may be required to be posted as collateral to IPAB to secure performance of Banco Santander Mexico’s obligations to IPAB.  Although Mexican law is unclear on this point, it is possible that the obligation to provide collateral to IPAB would extend to all our Series B shares (including the shares offered in the Mexican offering and represented by our ADSs offered in the international offering) if Series F shares held by Banco Santander Spain were insufficient to provide the required security.

Use of Proceeds, page 51

7.
We note your revisions to this section and your disclosure on page 279. Please disclose the amount to be offered and proceeds to be received by each selling shareholder, assuming full exercise of the overallotment option.

In response to the Staff’s comment, we have provided for disclosure of the amount to be offered and proceeds to be received by each selling shareholder, assuming full exercise of the underwriters’ option to purchase additional Series B shares (including in the form of ADSs) on page 50 of the Registration Statement.

Stephanie J. Ciboroski
Securities and Exchange Commission

Net Interest Income, page 81

8.
We note your disclosure on page 83 that indicates you have certain mortgage products with lower effective rates resulting from a feature whereby you forgive one installment on the loan per year, provided the customer timely pays installments on the loan.

Please address the following.

•
Revise your disclosure to address your accounting for this product. For example, discuss how and when the payment forgiveness is recognized on this portfolio, the data used to estimate the effects of the program on the yield, and how changes in expectations are reflected in the yield.

•
Discuss the types of borrowers and underwriting standards applied to this loan product. For example, your disclosure indicates that this program was offered on certain mortgage products; therefore, clarify if the product was offered to higher credit worthy customers, on lower LTV loan products, or based on other credit-related criteria.

•	Quantify the percentage of your loan portfolio that has this type of installment forgiveness feature.

•
Clarify whether a borrower that misses one payment per year, and thus is not eligible for the installment forgiveness that year, could make all payments on a timely basis the following year and still be eligible under the program.

•
Provide an indication of the percentage of the customers under the program that meet the program terms to have the installment payment forgiven each year. As part of your expanded discussion, please discuss whether there have been any trends in the number of borrowers meeting the program terms.

In response to the Staff’s comment, we have revised our disclosure on pages 80 and 81 of the Registration Statement to address how we account for our mortgage products with installment forgiveness features.  We deduct the full amount of any forgiven installment payment from interest income in the accounting period in which the installment payment was due, while reducing the principal amount of the applicable mortgage loan by the amount of the principal portion of the installment payment forgiven.  For example, if a $100 installment payment consisting of $90 interest and $10 of principal is forgiven, we reduce accrued interest by $100 and write down $10 of principal on the loan. We do not use estimates in connection with determining the impact on yield of such forgiven payments as their impact is direct. During the six months ended June 30,

Stephanie J. Ciboroski
Securities and Exchange Commission

2011 and 2012, we forgave Ps.217.1 million and Ps.189.2 million, respectively. These amounts represent 1.0% and 0.7% of our interest earned for the six months ended June 30, 2011 and June 30, 2012, respectively.  If such amounts had not been deducted from interest income, our yield on average interest earning assets would have increased from 8.32% to 8.40% in the 2011 period and 8.12% to 8.17% in the 2012 period.

We respectfully inform the Staff that the underwriting standards applicable to these mortgage products are the same as those we apply to any mortgage loan. These products are offered to any of our customers that meet our mortgage loan criteria. We do not use differentiated or additional criteria that take into account the creditworthiness of customers, LTV ratios, or other credit-related criteria to determine eligibility for these mortgage products.

In response to the Staff’s comment, we have quantified the percentage of our loan portfolio that has the installment forgiveness feature. In addition, we have revised our disclosure to clarify the consequences of a missed installment payment under the program. We have also clarified our disclosure to indicate the percentage of our customers that meet the program terms and disclosed trends in the program.

Provisions (Net), page 91

9.
We note your revised disclosure on page 106 regarding the reduction in the provision for off-balance sheet risk in 2011 and your disclosure on page 91 regarding the further reduction in the provision for off-balance sheet risk in 2012. You indicate here that the reduction in 2012 is related to the reduction of undrawn credit lines and an improvement in the probability of default; on page 106, you indicate that in 2011 the reduction is at least partially related to the reduction of undrawn credit lines. We also note your disclosure on page 91 that shows a 35.23% increase in non-performing revolving consumer credit card loans that you state is due to an increase in the volume of the portfolio. Please revise your disclosure to explain the nature of your off-balance sheet risk, and quantify the types of risk related to your lines of credit. Specifically, address how much of your undrawn credit lines for each period presented is comprised of undrawn credit card lines. To the extent that credit cards make up a large portion of these off-balance sheet amounts, please reconcile your disclosures that credit card volume is increasing while lines of credit are declining, and credit card non-performing loans are increasing while the probability of default for lines of credit is declining.

We respectfully inform the Staff that undrawn credit card lines make up the substantial majority of our off-balance sheet risk, and we have revised our disclosure on page 90 of the Registration Statement to quantify the amount of our lines of credit relating to credit cards.  The increase in average volume of credit card outstandings occurred at the same time as a decrease in undrawn credit card lines because in the

Stephanie J. Ciboroski
Securities and Exchange Commission

second half of 2011 we cancelled Ps.35,050 million of our undrawn credit card lines after they were unused for a certain period of time; we were previously recognizing an allowance for loan losses for such undrawn credit lines. During 2012, we cancelled an additional Ps.20,373 million of undrawn credit card lines that further reduced off balance sheet risk.

We have revised our disclosure on page 90 of the Registration Statement to reflect the foregoing, explain the impact of NPLs on the probability of default analysis for lines of credit and to delete reference to improvement in probability of default as a driver for provisions for the six months ended June 30, 2012 because the improvement of the probability of default occurred mainly during 2010 and the first half of 2011, after which it stabilized.

Share Compensation Plan, page 276

Proposed Share Compensation Plan in Shares of Grupo Financiero Santander Mexico, page 277

10.	Please tell us the following information related to your issuance of rights to receive Series B shares to your employees:

•	how you plan to account for the issuance of these rights;

•	whether you have granted any rights under the new plan at this point, and if so, how many and when, given that you have not finalized all of the details or documentation for the plan;

•	whether you plan to grant any rights under the plan prior to the completion of the offering;

•	whether the trust and Mexican multiple-purpose banking institution will buy the exact number of shares expected to be granted under the new plan at the time of first grant; and

•
whether the 300 senior executives expected to be covered under the plan are also covered under Plan I-14, or whether the reference on page 277 in the Plan I-14 discussion that states that “a certain group of executives is not eligible under this plan” is referring to these 300 executives that will be covered under the new proposed share compensation plan.

We respectfully inform the Staff that we have not yet defined how we are going to account for our proposed share compensation plan. We expect to do so after the closing of the offering once terms and documentation for the plan are finalized. At this point, we

Stephanie J. Ciboroski
Securities and Exchange Commission

have not granted any rights under the plan, and we do not plan to grant any rights under the plan prior to the completion of the offering. We respectfully advise the Staff that the trust will buy in the Mexican offering the number of shares expected to be granted under the new plan for the life of the plan, rather than just at the time of the first grant.  We further inform the Staff that Plan I-14 and the new plan are independent from one another, so that most of the 300 senior officers we refer to would be eligible for both plans. Plan I-14 is a global plan payable in shares of Banco Santander Spain and is based on the performance of the Santander Group, while the new plan is a local plan payable in shares of the Company and based on our performance.  The reference on page 269 relating to a group of executives that is not eligible for Plan I-14 refers to approximately 20 senior officers who are no longer eligible for that plan.

Loans to Our Directors and Executive Officers, page 282

11.	We note your response to prior comment 16. Please expand your disclosure as follows:

•
Indicate, if true, that the loans to your directors discussed in the first paragraph were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons not related to the lender.

•
Disclose the material terms that differentiate the loans to undisclosed officers from those made in the ordinary course of business, on substantially the same terms as those prevailing at the time for transactions with unrelated persons.

In response to the Staff’s comment, we have revised our disclosure on page 274 of the Registration Statement to indicate that the loans to our directors discussed in the first paragraph under the caption “Loans to Our Directors and Executive Officers” were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to Banco Santander Mexico, who is the lender. We have also revised our disclosure to disclose the material terms that differentiate the loans to undisclosed officers from those made in the ordinary course of business in transactions with unrelated persons.

Index to Financial Statements, page F-1

Unaudited Consolidated Statements of Comprehensive Income for the Six-Month..., page F-4

12.	We note that you have not recognized any amount related to “amounts transferred to the income statement” for your cash flow hedges during the

Stephanie J. Ciboroski
Securities and Exchange Commission

six months ended June 30, 2011 or 2012 (or during the years ended December 31, 2010 and 2011). In light of your disclosure on page F-117 that you estimate the cash flows which are hedged as forecasted transactions will affect results during the period from January 2012 to December 2025, please tell us why you have not recognized any amount related to your cash flow hedges in the income statement.

In response to the Staff’s comment, we confirm to the Staff that we have recognized reclassification adjustments of other comprehensive income, or OCI relating to cash flow hedges in income for the six-month periods ended June 30, 2011 and 2012 and for the years ended December 31, 2010 and 2011. The reclassification adjustments related to cash flow hedges are disclosed in Note 23 in the interim financial statements and in Note 13 in the annual financial statements. We have modified the presentation of comprehensive income in Notes 13 and 36 in the financial statements for the years ended December 31, 2010 and 2011 and in Notes 13, 18 and 23 in the financial statements for the six-month periods ended June 30, 2011 and 2012 in order to further clarify the reclassification of OCI to income arising from cash flow hedges.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-7

Financial assets, page F-18

(b) Valuation adjustments for impairment of financial assets, page F-20

Loans and receivables, page F-20

13.
We note your disclosure that there was a decrease in the probability of default during the six months ended June 30, 2011 for your credit card portfolio which was due primarily to a reduction in delinquencies. You also state that the probability of default did not change materially during the six month period ended June 30, 2012. Please respond to the following.

•
Tell us and disclose why your probability of default has remained stable during this period when your credit card non-performing loan (NPL) ratio has varied substantially over a short period. For example, your credit NPL ratio was 4.12% at June 30, 2011 (per page 94), 3.11% at December 31, 2011 (per page 161), and 4.36% as of June 30, 2012 (per page 94).

•	Disclose in Management’s Discussion and Analysis the key drivers of the significant changes in the NPL ratio over the past year.

•
Clarify your disclosure on page 91, where you state that your portfolio growth in the first half of 2011 had relatively more NPLs than loans originated prior to June 30, 2011. It is unclear why you go on to state

Stephanie J. Ciboroski
Securities and Exchange Commission

that you have made credit policy adjustments to bring 2012 loan vintages back to 2011 levels, given that you experienced more NPLs on originations from the first half of 2011. Additionally, clarify how the increase in NPLs on originations in the first half of 2011 relates to the disclosure on page 106 where you state that provision for off-balance sheet risk was reduced during 2011 due in part to factors in credit cards, including tightening of the credit policy and implementation of new credit scores that allowed you to manage your credit lines proactively by decreasing credit lines for high-risk customers.

•
Clarify when the credit policy adjustments were made. Specifically, we note your disclosure on page 91 that they were made in 2012 to bring the loan vintages back down to 2011 levels. We also note your disclosure on page 106 implying that in 2011 you were using a new credit policy that had tightened approval rates from 40% to 15% and resulted in lower expected loss.

•
Discuss the drivers of the decrease in the credit card non-performing loan coverage ratio (allowance for impairment losses/non-performing loans), but an increase in the charge-off coverage ratio for credit cards (allowance for impairment losses/charge-offs). In this regard, we note that your NPL coverage ratio for credit cards has moved from 2.83% at December 31, 2010, to 2.67% at June 30, 2011, to 2.76% at December 31, 2011, to only 2.03% at June 30, 2012. However, your charge-off coverage ratio for credit cards based on six-months of data appears to have increased from 1.16% at December 31, 2010, to 1.36% at June 30, 2011, to 1.28% at December 31, 2011 to 1.82% at June 30, 2012.

In response to the Staff’s comment, we have disclosed on page 87 of the Registration Statement the key drivers of the significant changes in the NPL ratio over the past year.

We have revised our disclosure on page 89 of the Registration Statement to clarify that our portfolio growth in the second half of 2011 had more NPLs than loans originated before June 2011.  We have revised our disclosures on pages 105 to explain that credit policies were tightened since 2010 and then loosened in the second half of 2011.

We have also revised our disclosure on pages 89 and 105 of the Registration Statement to indicate when the policy adjustments were made.  We have also clarified on page 105 of the Registration Statement that the tightened credit policies implemented in 2012 applied to vintages in 2010 and the first half of 2011.  In response to the Staff’s

Stephanie J. Ciboroski
Securities and Exchange Commission

comment, we have also revised our disclosure on page 90 of the Registration Statement to discuss the reasons for the decrease in the credit card non-performing loan coverage ratio and the increase in the charge-off coverage ratio for credit cards.

8. Tangible assets, page F-22

14.
We note that you recorded a Ps. 1.73 billion gain on the sale and subsequent leaseback agreement with Fibra Uno. Please tell us how you considered paragraphs 10 – 12 of IAS 17 in determining that this lease agreement resulted in an operating lease. Specifically, address how you considered paragraphs 10(c) and 10(d) regarding the lease term and the present value of the minimum lease payments at the inception of the lease. Additionally, please tell us whether the sales price of the 220 properties for the amount of Ps. 3.334 billion was determined to be at fair value. Refer to paragraph 61 of IAS 17.

We respectfully advise the Staff that the unit of account used for analysis of both lease classification and fair value of sales price was each individual property, which was then further broken down into land and building components in accordance with paragraph 15A of IAS 17 added as part of the Improvements to IFRSs issued in April 2009.

A summary of our analysis of the criteria in paragraph 10 of IAS 17 is as follows:

a.	the lease transfers ownership of the asset to the lessee by the end of the lease term;

Ownership of the properties does not transfer to the lessee by the end of the lease term.

b.
the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

The option to purchase the assets at the end of the lease term will be negotiated with the lessor upon expiration of the initial lease term and are expected to and will therefore approximate fair value.

c.	the lease term is for the major part of the economic life of the asset even if title is not transferred;

This indicator does not apply to the land components, to which we assigned indefinite economic lives for the purpose of this analysis.

Stephanie J. Ciboroski
Securities and Exchange Commission

Regarding the building components, the analysis of this indicator took into consideration the following judgments and assumptions:

-	We have concluded that the renewal options are not reasonably certain to occur and have therefore not included any of the renewal periods in the lease terms due to the following:

•       The lease contract requires us to negotiate the rentals under the renewal periods upon expiration of the initial lease term.  Accordingly, we believe that the lease payments during the renewal periods will approximate future market rates.

•       We do expect to be economically compelled to renew because of the nature of the assets being leased or the existence of penalties.  Unamortized leasehold improvements, if any, are not expected to be material at the end of the initial lease term.  We are not aware of any other compelling reasons that would lead us to renew in any particular location.

•       The lease contract grants us the option to cancel leases on a maximum of five properties per year with a maximum of up to 25 properties over the life of the lease.  The lease contract requires us to pay penalties depending on the year when the cancellation occurs ranging from three to nine months of rent for the corresponding canceled lease. We believe that the penalties are not sufficient to allow the lessor to recover its loss associated with the cancellations. Although we did not factor the cancellation clauses as a reduction of the lease terms of the buildings, we believe that they add significant uncertainty regarding whether the renewal options will be exercised.

-
The most significant element in the estimates of economic useful lives of buildings was the shell of each respective building. This assumption, which yields a longer estimated useful life than if one were to take into account the unrefurbished interiors and exteriors of properties, was deemed appropriate as we are required to perform regular maintenance and upkeep of the properties under the lease agreement.  Additionally, the maintenance and upkeep to the properties is key to maintaining our image among our clients.

Based on our calculations, the 20 year lease term of the buildings as a percentage of their economic lives, ranged from 27.0% to 83.3%, with an average percentage of 50.1%.  We believe that such percentages are not indicative of a transfer of substantially all of the risks and rewards of the buildings.

Stephanie J. Ciboroski
Securities and Exchange Commission

d.	at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and

Our analysis of this indicator took into consideration the following information and assumptions:

-     The interest rate implicit in the lease used for determining the net present value was determined using the appraised values of the land and buildings at the inception of the lease and the unguaranteed residual values determined as follows:

•     For land, the unguaranteed residual value was the current appraised value.

•     For buildings, the unguaranteed residual value was estimated based on the current appraised value of similar buildings aged approximately 20 years more than the building being analyzed.

-     The minimum lease payments exclude contingent rentals, such as increases resulting from changes in the Mexican inflation index.

-     We are not liable for any guarantees under the lease.

Based on our calculations, the present value of lease payments attributable to land as a percentage of the related fair values ranged from 25.2% to 85.9%, with an average percentage of 61.4%.  The present value of lease payments attributable to buildings as a percentage of the related fair values ranged from 23.3% to 75.5%, with an average percentage of 55.3%.  We believe that such percentages are not indicative of a transfer of substantially all of the risks and rewards of these properties.

e.	the leased assets are of such a specialized nature that only the lessee can use them without major modifications.

The properties under lease are made up of generic constructions that may be easily converted into storefronts or offices and therefore do not represent specialized assets.

None of the secondary finance lease criteria listed in paragraph 11 or the operating lease indicators discussed in paragraph 12 of IAS 17 apply.

Finally, we confirm that the sales prices attributed to the land and building components of each property for the amount of Ps.3.334 billion represent fair value.  The fair value estimates are supported by appraisals obtained for each property.

Stephanie J. Ciboroski
Securities and Exchange Commission

11. Provisions, page F-29

d) Other disclosures, page F-30

15.
We note your response to prior comment 26. It appears that you continue to disclose in your condensed consolidated financial statements on page F-30 that the amount of the projected benefits obligation was calculated by your external actuaries. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party. Refer to Rule 436 of Regulation C.

In response to the Staff’s comment, we have revised our disclosure on page F-30 to remove the reference and attribution to third party actuaries.

12. Loans and advances to customers, page F-109

e) Renegotiated loans, page F-113

16.	Refer to your response to prior comment 21. Please revise your disclosure to address the following related to renegotiated loans.

•	On page 232, discuss the reason for the Ps. 1.582 billion decrease in cumulative renegotiated credit card loans from December 31, 2011 to June 30, 2012.

•
It appears that your renegotiated loans to a major multinational producer of cement, as well as to a Mexican state government entity, represented loans to borrowers that were experiencing financial difficulties. We believe that renegotiated loans to borrowers that are experiencing financial difficulties should be clearly disclosed. As such, on page F-113, please include the tabular disclosure that you included on page 13 of your response so that these two columns of renegotiated loans are presented in your Note 12(e) disclosure (instead of the “performing” column heading) as well as the impaired loan column. Also, please re-evaluate your remaining renegotiated loans in the currently existing “performing” category and revise to re-classify any other loans where the borrowers were experiencing financial difficulties at the time of renegotiation, regardless of whether the loan was current as to principal and interest, into the column labeled “due to concerns about the current or potential credit deterioration.” We believe that this would, at a minimum, include loans to the major multinational producer of cement and the Mexican state government entity that you discussed in your response letter.

Stephanie J. Ciboroski
Securities and Exchange Commission

•	On page 204, you disclose a 70% success rate for your restructured business installment loans. Please disclose how this was calculated, and address the following:

•	whether the calculation is based on the Peso amount of the loans or the quantity of loans;

•	the time period that this success rate covers; and

•	whether the percentage is based on just the “performing loans” that were renegotiated or the total amount of renegotiated loans.

•	Describe the categories of loans covered by the title “restructured business installment loans” so that a user can see how it reconciles to the renegotiated loan categories on page F-113.

•	As part of your revised disclosure, please consider providing the following.

•
Provide more than one success rate for different points in time. For example, 18 months after restructuring, X% of the loans are current, 12 months after restructuring, X% of the loans are current, and 6 months after restructuring, X% are current.

•
To the extent that there are different trends in the success rates for the loans renegotiated due to concerns about credit (including impaired loans), and loans renegotiated due to factors other than concerns about credit, please state that fact and provide separate success rates for each category.

•
Disclose how you incorporate the historical success rates of your loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to other factors into your allowance for credit losses, and discuss whether you use a combined rate for those two types of renegotiated loans or separate success rates.

In response to the Staff’s comment, we have revised our disclosure on page 226 of the Registration Statement to correct certain amounts, including the amount of cumulative renegotiated credit card loans as of June 30, 2012, which is Ps.1,743 million. The decrease in cumulative renegotiated credit card loans from December 31, 2011 to June 30, 2012 was Ps.324 million, rather than Ps.1.582 billion, and this reflects the natural amortization of these types of loans and the fact that we do not promote them anymore.

Stephanie J. Ciboroski
Securities and Exchange Commission

We have also revised our disclosure on page F-105 to include the tabular disclosure as requested by the Staff.  This tabular disclosure reflects a correction in the total amount of the loan renegotiated with the major multinational producer of cement.  In addition, we have re-evaluated our remaining renegotiated loans in each category (commercial, mortgage and consumer loans) and re-classified any other loans where the borrowers were experiencing financial difficulties at the time of renegotiation, regardless of whether the loan was current as to principal and interest, into the column labeled “due to concerns about current or potential credit deterioration.”  We did so by reviewing the top 40 commercial loans case by case and evaluating the situation of the borrowers at the time of renegotiation and confirmed their classification in the table.   We have reclassified commercial, mortgage and consumers loans in the amounts as indicated in the table on page F-105 as “renegotiated due to concerns about current or potential credit deterioration” in cases where we determined that the borrowers were experiencing difficulty in paying their loans on their original terms.

In response to the Staff’s comment, we have revised our disclosure on page 197 of the Registration Statement to provide the additional detail requested by the Staff on the recovery success rate for our restructured business installment loans. We have also clarified the categories of loans covered by the title “restructured business installment loans.”

In addition, we have added tabular disclosures on pages 198 and 199 of the Registration Statement to provide more than one success rate for different points in time, and to disclose the different trends in the success rates for performing loans renegotiated due to concerns about credit and due to factors other than concerns about credit and for non-performing loans.

We have revised the disclosure on page 199 of the Registration Statement to describe how we indirectly take into account the historical success rates of our loans renegotiated due to concerns about credit (including impaired loans) and loans renegotiated due to other factors into our allowance for credit losses in the reserves model under IFRS through the probability of default of the portfolio.

f) Maximum exposure to credit risk and credit quality information, page F-114

17.	Refer to your response to prior comments 22 and 23, and please revise your disclosure to address the following.

•	State your recovery success in cases where you were initially denied recovery on guarantees (e.g., 84% in 2010 and 49% in 2011).

Stephanie J. Ciboroski
Securities and Exchange Commission

•
To provide context for your recovery success rates, please consider providing additional data as to the percentage of the guarantees that were initially denied recovery versus the guarantee payments that were successfully received upon initial request.

•
We note that you have disclosed how the credit ratings of guarantors affect your loan impairment reserves, but clarify how your recovery rates related to guarantees impact the timing and amount of your loan impairment reserves. Given the significant discrepancy between the recovery ratio in 2010 and 2011, it appears that there could be significant delays in the timing of the receipt of the recoveries from the guarantors. Please specifically address how such delays are factored into the allowance estimate.

In response to the Staff’s comment, we have revised our disclosure on page F-110 to state our recovery success in cases where we were initially denied recovery on guarantees. The table we have added on page F-110 illustrates that the percentage of commercial loans where the first attempt to recover on the guarantee was not successful is 1.8% and 1.3%, respectively, of the total amount of commercial loans with personal guarantees as of December 31, 2010 and 2011, respectively. We respectfully inform that Staff that we do not have information available in our systems to record the total amount of loans that we attempted to recover from guarantors (versus the borrower). Therefore we are unable to provide data as to the percentage of the guarantees that were initially denied recovery versus the guarantee payments that were successfully received upon initial request.

We respectfully inform the Staff that there is no discrepancy between the recovery ratio in 2010 and 2011. The 2010 ratio of 84% reflects recoveries for 24 months and the 2011 ratio of 49% reflects recoveries for 12 months. We expect the 2011 ratio to be similar to the 2010 ratio when the 2011 ratio is based on recoveries for 24 months.

Additionally, we do not take into account historical success rates on recoveries of guarantees in the determination of loan impairment reserves related to guaranteed loans. As such, our recovery rates related to guarantees do not impact the timing and amount of loan impairment reserves. The determination of allowances under IFRS takes into consideration the rating of the guarantor when this one is higher than the rating of the creditor. This is done in order to decrease the probability of default of the creditor. The severity only decreases when security interests or collateral are taken into account for secured loans. Guarantees are not considered to mitigate the severity.

However, guarantees are considered in allowance for loan losses through the probability of default. Normally, in the case of default in a loan that has guarantees, an IFRS model would increase the reserves to be generated. The fact that we do not fully

Stephanie J. Ciboroski
Securities and Exchange Commission

recover on guarantees does not impact our calculation of the allowance for loan losses, whether directly or indirectly, because the severity was not initially mitigated by the guarantees.

Although we do not collect on 100% of our guarantees, we believe that our loss rates on collecting from a guarantor with a given credit rating are not materially different from the loss rates related to a borrower with the same credit rating.  We therefore believe that using the credit ratings of guarantors for the purpose of determining loan impairment reserves is the most reliable means of making this estimate.

18.
Refer to your response to prior comment 23. It appears that you classify guarantees as either collection rights or guarantees. Please revise your disclosure to clarify the nature of credit enhancements classified as collection rights and guarantees, and explain how those categories differ.

In response to the Staff’s comment, we have revised our disclosure on page F-106 to clarify the nature of credit enhancements classified as collection rights and guarantees, and have explained how these categories differ.

Intangible assets – Goodwill, page F-130

(c) Impairment test, page F-131

19.
Refer to your response to prior comment 25, where you state that your equity risk premium of 5.79% was obtained by adding the US equity risk premium rate to the country risk premium for Mexico of 0.7%. However, we note that the equity risk premium for Mexico is 2.25% as per the data source that you previously disclosed and not 0.7%. It appears to us that your goodwill impairment analysis should be based on the equity risk premium for the primary environment in which you operate (in Mexico). Therefore, please provide us with the impact to your goodwill impairment analysis, as of the most recent testing date, of utilizing an equity risk premium that is more reflective of your primary operating environment in Mexico, and revise your disclosures accordingly. Additionally, please confirm that you will continue to use this more reflective rate going forward for your goodwill impairment tests and disclose the date that you perform your annual goodwill impairment test.

In response to the Staff’s comment, we have revised our disclosure on page F-125 to reflect our goodwill impairment analysis based on the equity risk premium for the primary environment in which we operate (Mexico). We have used an equity risk premium of 7.34% instead of the equity risk premium of 5.79% that we had previously disclosed. We respectfully inform the Staff that this change in equity risk premium did not have an impact on our goodwill impairment analysis. This change in our equity risk

Stephanie J. Ciboroski
Securities and Exchange Commission

premium modifies only the discount rate used from 9.0% to 9.4%. Changing the discount rate does not alter materially the value in use of the cash generating unit under the impairment test analysis.  Furthermore, we confirm that we will continue to use this more reflective rate going forward in our goodwill impairment tests and we have disclosed the date on which we perform our annual goodwill impairment test, which is as of December 31.

Stephanie J. Ciboroski
Securities and Exchange Commission

*  *  *  *

Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.  If you have any questions or comments on accounting matters relating to the Registration Statement, please feel free to contact Guillermo Roa at Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited, by telephone at (52-55) 5080-6086 or by facsimile at (521-55) 5452-2898.

Very truly yours,

/s/ Eduardo Fernández García-Travesí

Eduardo Fernández García-Travesí
General Counsel
Grupo Financiero Santander México, S.A.B. de C.V.

Enclosures

CC:	Pedro José Moreno Cantalejo (Grupo Financiero Santander México, S.A.B. de C.V.)
Nicholas A. Kronfeld (Davis Polk & Wardwell LLP)
Stuart K. Fleischmann (Shearman & Sterling LLP)
Luis Nicolau (Ritch Mueller, S.C.)
Rafael Robles (Bufete Robles Miaja, S.C.)
Guillermo Roa (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)